UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

PRECISION AEROSPACE COMPONENTS, INC.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

74019B 20 8

(CUSIP Number)

Carl Duncan, Esq.
5718 Tanglewood Drive
Bethesda, MD 20817
(301) 263-0500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 7, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    74019B 20 8

(1)	Name of Reporting Persons: Andrew Prince
S.S. or I.R.S. Identification Nos. of above persons:

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)
OO

(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)
[ ]

(6)	Citizenship or Place of Organization:
United States

Number of Shares	(7) Sole Voting Power: 969,571
Beneficially Owned
By Each Reporting	(8) Shared Voting Power: 0
Person With
(9) Sole Dispositive Power: 969,571

(10) Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:
969,571

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).
[ ]

(13)	Percent of Class Represented by Amount in Row (11): 34.3%

(14)	Type of Reporting Person (See Instructions):
IN

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is Common Stock, par value $.001 per share (the “Common Stock”), of Precision Aerospace Components, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 2200 Arthur Kill Road, Staten Island, New York, 10309.

Item 2. Identity and Background

(a) This statement is being filed by Andrew Prince (the "Reporting Person"), individually.

(b) The business address of the Reporting Person is c/o Precision Aerospace Components, Inc., 2200 Arthur Kill Road, Staten Island, New York, 10309.

(c) The Reporting Person's present occupation is President and Chief Executive Officer of the Issuer.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Considerations

The Reporting Person, pursuant to his becoming President and CEO of the Issuer was to receive the stock interest provided in this transaction.  Fulfillment of the agreement could not occur until the Issuer had sufficient authorized shares, which occurred upon the accomplishment of the reverse split in late December 2009; the issuance was approved on April 7, 2010.

Item 4. Purpose of Transaction

The Reporting Person has no definitive plan, arrangement or understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, to cause the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or to take any action similar to the above.

Item 5. Interest in Securities of the Issuer

The Reporting Person currently owns 969,571 shares of common stock of the Issuer, which represents 34.3% of the Issuer's common stock based on  2,825,079 shares of common stock issued and outstanding. The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition of such shares.  The Reporting Person has not affected any other transaction in any securities of the Issuer in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7. Material to Be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2010

 s/Andrew S. Prince

Andrew S. Prince